SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549


SCHEDULE 13D
under the Securities Exchange Act of 1934
(Amendment No. __)


MOTORCAR PARTS & ACCESSORIES, INC.
(Name of Issuer)

COMMON STOCK
(Title of Class
of Securities)

620071-10-0
(CUSIP Number of Class
of Securities)


Dohn L. Kalmbach
Berman, Kalmbach & Co.
International Corporate Center
Suite B203
Rye, New York 10580-1430
Telephone Number (914) 967-8200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box _____.

Check the following box if a fee is being paid with the
statement   X  .

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Merrill C. Berman, S.S. No. ###-##-####

4.   Source of Funds

               PF, OO  (See Item 3)

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               117,000

8.   Shared Voting Power

               114,000

9.   Sole Dispositive Power

               117,000

10.  Shared Dispositive Power

               114,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               231,000

13.  Percent of Class Represented by Amount in Row (11)

               4.7

14.  Type of Reporting Person

               IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Dohn L. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               43,000

8.   Shared Voting Power

               28,000

9.   Sole Dispositive Power

               43,000

10.  Shared Dispositive Power

               28,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               71,000

13.  Percent of Class Represented by Amount in Row (11)

               1.5

14.  Type of Reporting Person

               IN

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

               Leland J. Kalmbach, S.S. No. ###-##-####

4.   Source of Funds

               PF

6.   Citizenship or Place of Organization

               United States

7.   Sole Voting Power

               0

8.   Shared Voting Power

               18,000

9.   Sole Dispositive Power

               0

10.  Shared Dispositive Power

               18,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

               18,000

13.  Percent of Class Represented by Amount in Row (11)

               0.4

14.  Type of Reporting Person

               IN
                                        Page 5 of 11

SCHEDULE 13D

Item 1.   Security and Issuer.

          The class of equity securities to which this Schedule relates is the common stock, par value $.01 (the "Common Stock"), of Motorcar Parts & Accessories, Inc., a New York corporation (the "Company"). The Company has its principal executive offices at 2727 Maricopa Street, Torrance, CA 90503.

Item 2.   Identity and Background.

          (a) The names of the persons filing this Schedule (each, a "Reporting Person," and collectively, the "Reporting Persons") are as follows: Merrill C. Berman, Dohn L. Kalmbach and Leland J. Kalmbach. This Schedule includes information with respect to ownership of the Company's Common Stock by Valerie S. Kalmbach, the wife of Dohn L. Kalmbach; by Scott L. Kalmbach, the son of Dohn L. Kalmbach; by Peter H. Kalmbach, the son of Dohn L. Kalmbach; and each of the persons listed in response to Item 5(a) and not named above, each of whose accounts are managed by Merrill C. Berman (each, a "Managed Account" and, collectively, the "Managed Accounts").

          Each of the Reporting Persons states that he is included in this filing solely for the purpose of presenting information with respect to shares of Common Stock purchased or to be purchased by such person, and disclaims any knowledge, except as hereinafter expressly set forth, as to any statements made herein on behalf of any other Reporting Person. Each Reporting Person is signing this statement only as to information respecting or furnished by such person, and makes no representation as to information furnished by any other Reporting Person.

          The Reporting Persons are making this filing in the event that they may collectively be deemed to be a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934.

          (b) Mr. Berman's and Mr. Dohn Kalmbach's business address is Berman, Kalmbach & Co., International Corporate
Center, Suite B203, Rye, New York 10580-1430.

          Leland J. Kalmbach's residence address is 415 East
Street, Chelsea, MI 48118.

          (c) Mr. Berman and Dohn L. Kalmbach are the general partners of BK & Co., which, as noted in response to Item 2(a), is a New York limited partnership that invests in securities.
Leland J. Kalmbach is retired.
                                        Page 6 of 11

          (d)  During the last five years none of the Reporting
Persons was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years none of the Reporting Persons was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Each of the Reporting Persons is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          The source of the aggregate consideration paid for the shares of Common Stock and options to purchase shares of Common Stock reported herein were the personal funds of the Reporting Persons or, to their knowledge, the persons for whose Managed Accounts such shares of Common Stock were acquired. The shares of Common Stock reported herein were purchased in a series of transactions from market makers in the Common Stock or directly from the underwriters in a public offering in November 1995, and the options to purchase shares of Common Stock reported here were acquired from a broker. The shares and options to purchase shares of Common Stock reported herein represent the shares and options held as of the date indicated in the response to Item 5(a) by the Reporting Persons or in the Managed Accounts, and reflects the net effect of trading activity from time to time over a period of years. The prices paid by the Reporting Persons and the Managed Accounts for the shares of Common Stock acquired by them were the respective market prices of the Common Stock at the times of acquisition, and the prices paid for the options to purchase shares of Common Stock were based on such market prices.

Item 4.   Purpose of Transaction.

          The Common Stock was acquired for investment purposes only. Each Reporting Person intends to review his (and, in the case of Merrill C. Berman, the Managed Accounts') holdings of Common Stock on a regular basis and, as a result thereof may, at any time or from time to time, dispose of all or a portion of the shares of Common Stock owned by him or such Managed Account.






                                        Page 7 of 11

Item 5.   Interest in Securities of the Issuer.

          (a) The number of shares of Common Stock beneficially owned by each person identified in Item 2 hereof is:

                         Number of          Percentage
          Name            Shares             of Class
Dohn L. Kalmbach          43,000 (1)            .88
Leland J. Kalmbach        18,000                .37
Merrill C. Berman        117,000 (2)           2.40
Scott Kalmbach             5,000                .10
Peter Kalmbach             5,000                .10
Valerie S. Kalmbach        2,000                .04
Allan I. Sandler          14,000                .29
Ellen B. Sandler Trust    14,000                .29
William Rotholz and
  Mrs. Rina Rotholz
  JTWROS                  13,000                .26
Richard Herman             4,000                .08
Lila Zimmerman             3,500                .07
Cynthia Brodsky            7,000                .14
Mary W. Ambrosio and
  Joseph J. Ambrosio
  JTWROS                  12,000                .25
Dalia Berman              24,000 (3)            .49
Ruth Pollen                1,000                .02
Maugirette Gottesman       9,000                .18
Andrew Bierig              2,000                .04
Peter Gottesman            3,000                .06
Eric P. Gottesman          3,000                .06
Melissa E. Gottesman       3,500                .07
Educational Opportunity
  Fund                     1,000                .02

Total                    304,000               6.23

______________________________
(1) Includes options to purchase 10,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share and options to purchase 27,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share.

(2) Includes options to purchase 90,000 shares of Common Stock from a broker exercisable on or before January 20, 1997 at a price of $11.125 a share and options to purchase 25,000 shares of Common Stock from a broker exercisable on or before August 12, 1997 at a price of $10.00 a share.

(3) Includes 6,000 shares held in the account of Merrill Berman and Mrs. Dalia Berman JTWROS.

                                        Page 8 of 11

          (b) Dohn L. Kalmbach and Merrill C. Berman have sole power to vote and direct the disposition of the shares of Common Stock or options owned by them. Dohn L. Kalmbach has shared power to vote and direct the disposition of the shares of Common Stock owned by Leland J. Kalmbach, Scott L. Kalmbach and Peter H. Kalmbach. Merrill C. Berman has shared power to vote and direct the disposition of the shares of Common Stock in the Managed Accounts. Dohn L. Kalmbach hereby discloses having beneficial ownership of, or shared or dispositive power with respect to, the shares of Common Stock owned by Valerie S. Kalmbach.

          (c) During the past 60 days the only transactions in the Company's Common Stock effected by the persons identified in response to Item 2 were: (i) those set forth below, each of which was effected on the Nasdaq National Market with market makers in the Common Stock; and (ii) the following purchases which were effected through a broker: the purchase on August 12, 1996 by Merrill C. Berman of options to purchase 25,000 shares of Common Stock at an exercise price of $10.00 per share, which options were purchased for a price of $3.16 per share; the purchase on August 12, 1996 by Dohn L. Kalmbach of options to purchase 10,000 shares of Common Stock at an exercise price of $10.00 per share, which options were purchased for a price of $3.16 per share; and the purchase on August 12, 1996 by Dohn L. Kalmbach of options to purchase 27,000 shares of Common Stock at an exercise price of $10.00 per share, which options were purchased for a price of $3.42 per share.

                                        Page 9 of 11

                               Nature of     Number     Price per
     Name             Date    Transaction   of Shares     Share
Dalia Berman          6/5/96     Buy         1,000       17.125
Allan Sandler         6/10/96    Sell        1,000       16.875
Ellen B. Sandler
  Trust               6/10/96    Sell        1,000       16.875
Dalia Berman          6/10/96    Buy         2,000       16.875
Dalia Berman          6/20/96    Buy         1,000       15.25
Dalia Berman          7/24/96    Buy         2,000       13.1875
Merrill C. Berman     7/26/96    Buy         1,000       12.9375
Merrill C. Berman     7/29/96    Sell        1,000       14.125
Dalia Berman          7/29/96    Sell        3,000       14.125
Dalia Berman          8/1/96     Sell        2,000       15.00
Dalia Berman          8/1/96     Buy         4,000       13.875
Cynthia Brodsky       8/1/96     Buy         2,000       13.875
Dalia Berman          8/7/96     Buy         1,000       12.75
Dalia Berman          8/8/96     Buy         5,000       12.30
Ellen B. Sandler
  Trust               8/9/96     Buy         1,000       12.575
Allan Sandler         8/9/96     Buy           500       12.575
Cynthia Brodsky       8/9/96     Buy         1,000       12.575
William Rotholz
  Mrs. Rina Rotholz
  JTWROS              8/9/96     Buy         1,000       12.575
Melissa E. Gottesman  8/9/96     Buy           500       12.575
Ruth Pollen           8/9/96     Buy           500       12.575
Richard Herman        8/9/96     Buy           500       12.575
Dohn L. Kalmbach      8/12/96    Sell       20,000       11.375
Allan Sandler         8/12/96    Buy           500       11.375
Ruth Pollen           8/12/96    Buy           500       11.375
Andrew Bierig         8/12/96    Buy         1,000       11.375
Dalia Berman          8/13/96    Buy         1,000       10.875
Cynthia Brodsky       8/13/96    Buy         1,000       10.875
Dalia Berman          8/14/96    Buy         2,000       10.0625
Merrill C. Berman     8/15/96    Buy         2,000       10.125
Dalia Berman          8/15/96    Buy         2,000       10.50

                                        Page 10 of 11

          (d)  Not applicable.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relation-ships with Respect to Securities of the Issuer.

          None.

Item 7.   Material to be filed as Exhibits.

          None.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 15, 1996

                              /S/ DOHN L. KALMBACH
                              Dohn L. Kalmbach


                              /S/ DOHN L. KALMBACH
                              Dohn L. Kalmbach
                              as Attorney-in-Fact
                              for Leland J. Kalmbach


                              /S/ MERRILL C. BERMAN
                              Merrill C. Berman